Exhibit 99.2

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must provide documentation evidencing your power to sign this proxy that is acceptable to the chair of the meeting.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder.

5.	The securities represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 3:00 pm (MDT) on Monday, May 11, 2015.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	• Go to the following web site: www.investorvote.com. • Smartphone? Scan the QR code to vote now.	• You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on “eDelivery Signup”.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual to be voted at the meeting.

Voting by mail or by the Internet are the only methods by which a shareholder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder
I/We being holder(s) of Precision Drilling Corporation hereby appoint: Kevin A. Neveu, or failing him, Robert L. Phillips	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of shareholders of Precision Drilling Corporation (the “Corporation”) to be held at the Calgary Petroleum Club, 319 – 5 Avenue SW, Calgary, Alberta, on Wednesday, May 13, 2015 at 3:00 p.m. (MDT) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY	HIGHLIGHTED TEXT	OVER THE BOXES.

1.	Approving the following nominees for appointment to the Board of Directors of the Corporation for the ensuing year:

	For	Withhold		For	Withhold		For	Withhold

01. William T. Donovan	☐	☐	02. Brian J. Gibson	☐	☐	03. Allen R. Hagerman	☐	☐
04. Catherine J. Hughes	☐	☐	05. Steven W. Krablin	☐	☐	06. Stephen J.J. Letwin	☐	☐
07. Kevin O. Meyers	☐	☐	08. Kevin A. Neveu	☐	☐	09. Robert L. Phillips	☐	☐

	For	Withhold

2. Appointing KPMG LLP, Chartered Accountants, as the auditors of the Corporation and authorizing the Board of Directors to fix the auditors’ fees, for the ensuing year;	☐	☐

	For	Against

3. Accepting the Corporation’s approach to executive compensation, on an advisory basis (“Say on Pay”);	☐	☐

At the discretion of such proxyholder with respect to amendments or variations to the matters identified in the Notice of Meeting and on such other business as may properly come before such meeting or any adjournment thereof.

Authorized Signature(s) – This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this proxy will be voted as recommended by Management.
MM / DD / YY

Interim Financial Statements Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Report Mark this box if you would NOT like to receive the Annual Report and accompanying Annual Financial Statements and Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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